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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVP Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 1450
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Perlstein (212) 962-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name – *if individual, state last, first, middle name*)

19987 Villa Lanta Place	Boca Raton	FL	33433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Steven Perlstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVP Financial, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Virginia; County of Bedford
Sworn and subscribed before me this
10/14/2019 by Steven Perlstein

Signature

CEO

Title

Notary Public

Notarized online using audio-video communication

PLEUNI CLAZINA D. FINLEY
REGISTRATION NUMBER
7669630
COMMISSION EXPIRES
JANUARY 31, 2020

COMMONWEALTH OF VIRGINIA · ELECTRONIC NOTARY PUBLIC · N

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MVP Financial, LLC
Financial Statements
December 31, 2018

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MVP Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MVP Financial, LLC as of December 31, 2018, the related statements of operations, changes in member's equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MVP Financial, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MVP Financial, LLC's management. Our responsibility is to express an opinion on MVP Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MVP Financial, LLC MVP Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of MVP Financial, LLC's financial statements. The supplemental information is the responsibility of MVP Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert H. Garick CPA, LLC

We have served as MVP Financial, LLC's auditor since 2014.

Boca Raton, Florida

October 13, 2019

Assets		
Cash	$	4,982
Prepaid expenses		482
Total assets	$	5,464
Liabilities and Member's Equity(Deficit)		
Liabilities		
Accrued professional fees payable	$	16,800
Accrued interest payable		3,500
Other accrued payables		2,145
Subordinated loan payable		25,000
Total liabilities		47,445
Commitments and contingencies		
Member's equity(deficit)		(41,981)
Total liabilities and member's equity(deficit)	$	5,464

Revenues	$ -
Expenses	
Professional fees	61,405
Travel and entertainment	15,867
Communications	7,614
Occupancy	3,748
Interest	3,000
Advertising and promotion	1,075
Regulatory	849
Other	3,341
Total expenses and loss from continuing operations	(96,899)
Discontinued operations (see Note 3)	
Management fees	80,550
Decrease in unrealized gains of special purpose entities	(91,755,478)
Loss on transfer of Hedge Beige LLC to client	(2,691)
Loss on discontinued operations	(91,677,619)
Net loss	$ (91,774,518)

Member's equity, January 1, 2018		$	91,763,874
Net loss			**(91,774,518)**
Distributions			
Cash	$(13,872)		
Divestiture of special purpose entities to Member	(17,465)		(31,337)
Member's equity(deficit), December 31, 2018		$	(41,981)

The accompanying notes are an integral part of these financial statements.

MVP Financial, LLC

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities		
Net loss	$	(91,774,518)
Adjustments to reconcile net loss to net cash provided by operating activities		
Change in unrealized gains of special purpose vehicles		91,755,478
Proceeds on transfer of Hedge Beige LLC to client		20,000
Increase in accrued professional fees payable		16,800
Increase in accrued interest payable		3,500
Loss on transfer of Hedge Beige LLC to client		2,691
Decrease in other accrued payables		(9,789)
Increase in prepaid expenses		(482)
Net cash provided by operating activities		13,680
Cash flows from financing activities		
Cash distributions to member		(13,872)
Net cash used by financing activities		(13,872)
Net decrease in cash		(192)
Cash and Cash Equivalents - December 31, 2017		5,174
Cash and Cash Equivalents - December 31, 2018	$	4,982

The accompanying notes are an integral part of these financial statements.

1. Nature of business

MVP Financial, LLC (the "Company") is a Delaware limited liability company incorporated on January 15, 2004 whose sole member is Steven Perlstein ("Member") (see Note 8). The liability of the Member for the losses, debts and obligations of the Company is generally limited to his capital contributions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is restricted from conducting a securities business and it did not conduct a securities business in 2018, due to insufficient net capital.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material

Going Concern

The Company has no ongoing sources of revenue. Its continued existence is dependent on the successful conclusion of ongoing negotiations with an outside group which has indicated an interest in providing a capital infusion through equity ownership in the Company. Absent such capital infusion, there is substantial doubt that Company would be able to meet its continuing obligations for at least one year from the issuance of these financial statements (see Note 8).

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The new revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company received management fees from clients of its wholly owned special purpose entities ("SPEs") for reporting and compliance services rendered regarding the hedge transactions which are recognized as services are provided. Based on its business activities, the Company has no contract liability balances either at the beginning or end of

the period covered by its statement of operations or any contract values related to performance obligations that are unsatisfied at the end of such period.

Cash Equivalents
The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2018.

Fair Value Measurements
FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with enough frequency and volume to provide information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting

entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information, without undue cost and effort, indicates that market participants would use different assumptions.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Accordingly, the SPEs are all Level 3 Financial Instruments.

Fair value measurement of SPEs

A description of the valuation techniques applied to the SPEs major categories of assets and liabilities measured at fair market value on a recurring basis follows:

Fair value of notes receivable, swaps and forward contracts or options are estimated using a discounted cash-flow model, which is a subset of the income approach, Thet are differentiated based on their individual portfolio characteristics, sucg as product classification, pricing features and remaining maturity. Assumption for expected losses, prepayments and discount rates are adjusted to reflect the individual characteristics of the instruments, such as credit risk, term and payment characteristics, as well as the secondary market conditions. There was limited or no observable market data for identical instruments, which indicates that the market for these types of notes is considered to be inactive. Given the limited market data, thes fair-value instruments cannpt be determined with precision and changes in the underlying assumptions used, including discount rates, could significantly affect the results of current or future fair value estimates. In addition, an actual sale or immediate settlement could be significantly lower than both the carrying value and the stimated fair value of the SPEs portfolio.

An independent valuation firm, Empire Valuation Consultants ("Empire") (335 Fifth Avenue, New York, NY 10118), valued the assets and liabilities of each of the six SPEs. They used standard financial-computation techniques and the Bloomberg Swap Manager Module, along with market data appropriate for each SPE. This data included the 20-year high-quality bond spot rate, as reported by the U.S. Treasury. The assets and liabilities were valued based on expected cash flows related to a market transaction and do not take into account the tax status of the holder since such tax status would not affect the expected cash flows.

A discounted-cash-flow method is generally used to value performing credit-oriented instruments, The fair value of the SPEs financial product liabilities is a Level 3 valuation that is estimated based on a discounted future cash-flow calculation using discount factors derived from current observable rates implied for other similar instruments with similar remaining maturities.

There was no ready market for the Level 3 financial instruments.

Change in Level 3 Financial Assets and Liabilities
Details for Assets and liabilities of special-purpose entities

		Assets			Liabilities	
31-Dec-17	**Quantity notional amount**	**Swaps/ Interest Rate Caps**	**Notes Receivable**	**Total**	**Forward contracts or call options**	**Member's Equity**
Beige *	$ 20,000,000	$ 528,643	$ 372,238,275	$ 372,766,918	$ 372,751,152	$ 15,766
Blue	6,000,000	11,361	183,860,300	183,871,661	153,545,432	30,326,229
Red *	11,200,000	462,137	255,919,238	256,381,375	255,928,022	453,353
Green	2,780,000	14,508	125,721,235	125,735,743	129,457,200	(3,721,457)
Gray	30,000,000	3,938	569,448,784	569,452,722	535,908,528	33,544,194
Silver	12,000,000	56,588	572,116,605	572,173,193	540,995,644	31,177,549
		$ 1,077,175	$ 2,079,304,437	$ 2,080,381,612	$ 1,988,585,978	$ 91,795,634
31-Dec-18						
Beige *	$ -	$ -	$ -	$ -	$ -	$ -
Blue	-	-	-	-	-	-
Red *	-	-	-	-	-	-
Green	-	-	-	-	-	-
Gray	-	-	-	-	-	-
Silver	-	-	-	-	-	-
		$ -	$ -	$ -	$ -	$ -
Change in 2018 to Net Value of SPEs						
Beige *		$ (528,643)	$ (372,238,275)	$ (372,766,918)	$ (372,751,152)	$ (15,766)
Blue		(11,361)	(183,860,300)	(183,871,661)	(153,545,432)	(30,326,229)
Red *		(462,137)	(255,919,238)	(256,381,375)	(255,928,022)	(453,353)
Green		(14,508)	(125,721,235)	(125,735,743)	(129,457,200)	3,721,457
Gray		(3,938)	(569,448,784)	(569,452,722)	(535,908,528)	(33,544,194)
Silver		(56,588)	(572,116,605)	(572,173,193)	(540,995,644)	(31,177,549)
		$ (1,077,175)	$ (2,079,304,437)	$ (2,080,381,612)	$ (1,988,585,978)	$ (91,795,634)

* Call option; others had forward contracts.

The "volume" of these derivative instruments (interest-rate caps, forward contracts/call options, notes receivable) within the SPEs are measured in their notional amounts listed

above. There were no significant transfers between Level 2 and Level 3 within the fair value hierarchy for the year ended December 31, 2018. A reconciliation of changes in December 31, 2017 SPEs Net Values follows:

Net Value of SPEs at December 31, 2017	$91,795,634
Exchange of Beige with Customer	(22,691)
Distribution of remaining SPEs to Member	(17,465)
Amount included in Net Loss for the year ended December 31, 2018	$91,755,478

Income Taxes
The Company and each of the SPEs are single member limited liability companies and are treated as disregarded entities for income tax purposes. Earnings/losses are included in the members' personal income tax returns and taxed depending on their personal tax situations. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company believes that it has appropriate support for any tax positions taken and, accordingly, does not have any uncertain tax positions that are material to the financial statements. Management believes its tax returns are no longer subject to taxing authority examinations for years prior to 2015.

3. Discontinued Operations/Special Purpose Entities

As of December 31, 2017, the Company's financial statements included the Company's wholly owned bankruptcy- remote entities (the "SPEs"), Hedge Beige LLC ("Beige"), MVP Blue LLC ("Blue"), Hedge Red LLC ("Red"), MVP Green LLC ("Green"), MVP Gray LLC ("Gray"), and MVP Silver LLC ("Silver"). The Company maintained a 100% ownership interest in six SPEs which were established to hedge the Company's risk in six different interest rate transactions each involving a series of leveraged forward contracts entered with various clients.

These SPEs were maintained by the Company to achieve certain risk-management and profit- based objectives. The client made a down payment and signed a note payable to the Company for the balance of the purchase price of a financial product which provided for minimum bond deliveries at stated intervals along with a bonus of additional bonds based upon a stated notional amount should interest rates ever exceed a specified rate on enumerated measurement dates. The down payments were primarily used by the SPEs to purchase interest rate caps and/or swaptions whose proceeds are dedicated and equal to the amount of any bond delivery bonus. The fair value of the notes receivable and the interest rate caps or swaptions were worth at least the obligation under the forward contract and call options. A swaptions is an option on an interest-rate swap that gives the client the right to enter a specified interest-rate swap at a certain time in the future. When used as a hedge, a swaption can protect the client's liability exposure against future interest- rate changes. The SPE clients requested the Company accommodate hedges of interest rate risk. The Company took those clients at their word and is the counterparty for the six hedges that the clients purchased. The Company had no purpose in being a counterparty other than the fees it earned.

The Company did not provide tax advice to its customers nor did it discuss tax strategies with them.

During 2018, the Company divested itself of its wholly owned special purpose entities, the "SPEs", which were bankruptcy-remote with respect to the Company as the obligations of the SPEs were not guaranteed or endorsed by the Company. The SPEs were established to protect the Company's ability to meet its net obligation to clients, by shielding its assets from other creditors. They allowed the Company to earn a possible significant settlement advantage should interest rates rise high enough to produce significant credit spreads among bond issuers. The SPEs held derivative instruments (swaptions, swaps or caplets), in the form of interest-rate caps issued by Canadian Imperial Bank of Canada, Credit Suisse, and National Bank of Canada, which are assets that change in value with interest rates, so that the SPEs were able to meet the net obligations of forward contracts and call options issued to clients, net of notes issued by those clients to the SPEs.

As of May 30, 2018, the Company entered into Amendment and Enforcement Agreements ("Agreements") with each of the SPEs, except for Beige for which corrections were not necessary, in which Empire and the Member were also parties to such agreements. The Agreements corrected certain errors that were contained in the documents ("Transaction Documents") entered into by the SPEs with their customers and/or clarified language contained in the Transaction Documents. The effect of the Agreements was to reduce the valuations of the affected SPEs by $91,755,478.

Divestiture commenced on November 20, 2018 when the client for which Beige was the counterparty exchanged its call option, paid $20,000 for the cancellation of the loan and transfer of the underlying swap that Beige owed to hedge its obligations to that client, with a net value of $22,691, resulting in a loss to the Company of $2,691 from the carrying value of Beige. At that time, Beige ceased to function.

On December 30, 2018, the ownership of the remaining SPEs (Blue, Red, Green, Gray and Silver), with an aggregate net value of $17,465, was distributed from the Company to its Member. As of the dates of divestiture, the assets and liabilities in each of the SPEs were valued by an independent valuation firm, Empire Valuation Consultants, LLC ("Empire"). The change in fair value of the notes receivable, swaptions and the financial product liability of the Company resulted in a net decline in value of the SPEs by $ (91,755,478).

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of negative $42,463, which compared to the requirement of $5,000 results in a deficiency of $47,463. Aggregate indebtedness at December 31, 2018 totaled $ 47,445. The percentage of aggregate indebtedness to net capital was (111.73)%.

The Company was not in compliance with its net capital requirement at any time during the year ended December 31, 2018. As a result of the net capital deficiency, FINRA may impose certain fines and penalties on the Company. As of the date these financial statements were available to be issued, the likelihood and amount of these fines and penalties is undeterminable.

5. Subordinated Loan

The Company entered into a $50,000 subordinated loan agreement which is not available for net capital purposes with a related party individual in 2009. The loan accrues interest at 12% per annum, with no specified repayment terms and is due on demand. As of December 31, 2018, total outstanding principal and accrued interest (included in accounts payable and accrued liabilities on the accompanying Statement of Financial Condition) was $25,000 and $3,500, respectively. Interest expense incurred on this loan totaled $3,000 for the year ended December 31, 2018.

6. Concentrations of Credit Risk and Other Matters

The Company believes that it has no material credit risk concentrations at December 31, 2018 after it divested itself of the SPEs.

The following four paragraphs discuss certain tax matters relating to SPE's clients and others for which the Company believes that it has no exposure.

Some or all the SPE clients took interest deductions on their income tax returns based on the Original Issue Discount (OID) generated from the SPE instruments. However, from documents publicly filed in three U.S. Tax Court cases as early as November 2016, it has been alleged by the IRS that the purported lending transactions associated with two of the SPEs (Silver and Gray) "were a sham or lack economic substance" and "should be disregarded under the doctrine of substance over form or the step-transaction doctrine". Furthermore, the IRS alleged the purported lending transaction "did not create any bona fide indebtedness for federal tax purposes".

In a third U.S. Tax Court case filed by Jaime Dermody and his wife, Dermody used his company, Financial Engineering I LLC, to structure transactions for, advise and eventually purchased a 1.2% ownership interest in what the IRS called the "Aegis Shield transaction". The IRS alleged that the transaction, which was described as an interest rate hedging arrangement "was not entered into for profit or income purposes, but rather was a tax motivated transaction, and that the transaction is to be disregarded based on common law lack of economic substance or on the doctrine of substance over form". The counterparty to Gray is a set of owners that were coordinated by Aegis Shield LLC.

The IRS court positions on referenced transactions are assertions, which to date, have not been adjudicated or settled, and thus are only allegations.

Considering the contradictory position of the IRS, that the transactions are not valid as written and only the interest-rate cap exists, i.e., the forward contracts or call options, and notes receivable do not exist in economic reality, then the assets and liabilities would only be interest-caps purchased by MVP from banks, and matching interest-rate caps sold by the Company to the clients. There would be no forward contracts or call options, and no notes receivable, as described in the chart below:

31-Dec-17	Quantity notional amount	Assets: Caps Owned	Liabilities: Caps Owed	Total
Beige	$ 20,000,000	$ 528,643	$ (528,643)	$ -
Blue	6,000,000	11,361	$ (11,361)	-
Red	11,200,000	462,137	$ (462,137)	-
Green	2,780,000	14,508	$ (14,508)	-
Gray	30,000,000	3,938	$ (3,938)	-
Silver	12,000,000	56,588	$ (56,588)	-
		$ 1,077,175	$ (1,077,175)	$ -
31-Dec-18				
Beige	$ -	$ -	$ -	$ -
Blue	-	-	-	-
Red	-	-	-	-
Green	-	-	-	-
Gray	-	-	-	-
Silver	-	-	-	-
		$ -	$ -	$ -
Change during 2018				
Beige		$ (528,643)	$ 528,643	$ -
Blue		(11,361)	11,361	-
Red		(462,137)	462,137	-
Green		(14,508)	14,508	-
Gray		(3,938)	3,938	-
Silver		(56,588)	56,588	-
		$ (1,077,175)	$ 1,077,175	$ -

7. Related Party Transactions

The company distributed cash of $13,872 to its Member as reflected in the accompanying Statement of Cash Flows. Additionally, as discussed in Note 3, the Company distributed certain SPE's, valued at $17,465, to its Member.

8. Subsequent Events

Subsequent events were evaluated through October 13, 2019 which is the date the financial statements were available to be issued.

In February 2019, the Company received a notice from FINRA to remediate material inaccuracies and omissions in 2017 annual audit report. In March 2019, the Company filed its restated financial statements for the year.

In April 2019, the Company again received a notice from FINRA to remediate material inaccuracies and omissions in revised and resubmitted 2017 annual audit report. The Company received a further notice from FINRA in June 2019 describing continued deficiencies in the 2017 annual audit report and, in September 2019, the Company again revised and resubmitted its 2017 annual audit report.

On September 19, 2019, the Company's Member entered into an agreement with a third party to sell 100% of the Company to the third party subject to FINRA approval of the change of control and other considerations. In connection therewith, the third party paid the Company $70,000 which it is entitled to retain unless the FINRA change of control was denied for any fact related to the Member or the Company not disclosed to the third party in writing.

MVP Financial, LLC **Schedule 1**

Computations Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Net capital:		
Total member's equity(deficit)	$	(41,981)
Deduct nonallowable assets:		
Prepaid expenses		482
Net capital(deficiency) before haircuts on securities		(42,463)
Haircuts on securities		0
Net capital (deficiency)	$	(42,463)
Aggregate indebtedness:		
Accrued professional fees payable	$	16,800
Accrued interest payable		3,500
Other accrued payables		2,145
Subordinated loan payable		25,000
Total aggregate indebtedness	$	47,445
Computation of basic net capital requirement:		
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Excess net capital at 1500 percent	$	(47,463)
Excess net capital at 1000 percent	$	(47,208)
Percentage of aggregate indebtedness to net capital		-111.73%

MVP Financial, LLC

Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	(51,089)
	Adjustments to various accruals		9,090
	Reclassification of prepaid expenses to nonallowable assets		(482)
	Adjustment to correct expense overstatement		18
	Net Capital, per Schedule I	**$**	**(42,463)**

2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	56,535
	Adjustments to various accruals		(9,090)
	Aggregate indebtedness, per Schedule I	**$**	**47,445**

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of MVP Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 Reserve Requirement, in which (1) MVP Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MVP Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) MVP Financial, LLC stated that MVP Financial, LLC met the identified exemption provision throughout the most recent fiscal year without exception. MVP Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MVP Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert H. Garick CPA, LLC

Boca Raton, Florida

October 13, 2019

MVP FINANCIAL, LLC

Exemption Report

MVP Financial, LLC (the 'Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(i):

(2) The Company had no obligation under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2018 without exception.

MVP FINANCIAL, LLC

I, Steven R. Perlstein swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Name: Steven Perlstein
Title: Member and CEO
Date: October 13, 2019

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

To the Management of MVP Financial, LLC
and Steven Perlstein

In planning and performing our audit of the consolidated financial statements of MVP Financial, LLC as of and for the year ended December 31, 2018, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We noted the following deficiencies that we believe to be material weaknesses.

The Company's books and records have not been maintained on a contemporaneous basis. Additionally, the reporting of items on the FOCUS reports have not been designated in a consistent manner. This has resulted in interim reporting on the FOCUS reports to be incorrect and the possibility that non-allowable assets would not be detected. The Company has been in default of its minimum capital requirements at numerous times during the year.

The Company's internal control over financial reporting has not functioned as designed, resulting in errors in interim filings with FINRA.

This letter is intended solely for the information and use of management, and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

Robert H. Garick, CPA, LLC

Boca Raton, Florida

October 13, 2019